[redacted]

SECURITIE

06007937

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED MAR 31 2006 WASH, D.C. 185 SECTION

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 3340
(No. and Street)

Los Angeles	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Hung (213) 488-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200	Long Beach	CA	90802
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUN 29 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Hung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On March 28 2006 (Date) before me, Jeffrey W. Scheppers, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Charles Hung (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JEFFREY W. SCHEPPERS
Commission # 1351460
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2006

WITNESS my hand and official seal.

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report - Form X-17A-5 Part III

Document Date: March 28, 2006 Number of Pages: 1 (2 sided)

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer

Signer's Name: Charles Hung

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: American Eastern Securities, Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 15, 2006

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2005	December 31, 2004
ASSETS		
Cash	$ 33,024	$ 55,474
Deposits with clearing brokers	257,596	260,809
Receivable from clearing brokers	41,553	41,678
Other receivables	107,756	110,945
Securities owned, at market value	357,262	263,947
Other investments	105,009	212,733
Notes receivable	80,113	117,863
Fixed assets, net	29,804	11,410
Prepaid expenses	20,355	12,963
Other assets	9,576	9,576
TOTAL ASSETS	$ 1,042,048	$ 1,097,398

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
LIABILITIES		
Commission rebates payable	$ 5,737	$ 115,207
Accounts payable	5,802	25,406
Accrued liabilities	50,847	44,939
Income taxes payable		2,168
Deferred lease liability	130,740	
Other liabilities		29,339
Deferred income taxes	57,000	73,800
	250,126	290,859
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 500,000 shares	47,600	47,600
Additional paid-in capital	464,319	464,319
Retained earnings	280,003	294,620
	791,922	806,539
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,042,048	$ 1,097,398

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
REVENUES		
Commissions	$ 583,599	$ 667,236
Interest	289,119	116,907
Consulting income	108,396	158,741
Investment gains	143,986	205,728
Other income	100,430	464,523
	1,225,530	1,613,135
EXPENSES		
Commission expense	115,163	371,241
Clearing costs	86,672	100,558
Employee compensation and benefits	579,517	564,352
Interest rebates	1,520	458
Professional fees	50,687	55,292
Rent expense	118,790	122,902
Depreciation and amortization	5,186	4,181
Regulatory fees and expenses	10,271	13,295
Other operating expenses	259,791	398,018
	1,227,597	1,630,297
LOSS BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	(2,067)	(17,162)
PROVISION (BENEFIT) FOR INCOME TAXES	12,550	(959)
NET LOSS	($ 14,617)	($ 16,203)

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2004	4	$ 47,600	$ 464,319	$ 310,823	$ 822,742
Net loss				(16,203)	(16,203)
Balance, December 31, 2004	4	47,600	464,319	294,620	806,539
Net loss				(14,617)	(14,617)
Balance, December 31, 2005	4	$ 47,600	$ 464,319	$ 280,003	$ 791,922

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 14,617)	($ 16,203)
Adjustments to reconcile net loss to net cash used in operating activities:		
Limited liability company (income) loss	7,724	(254,373)
Securities received for consulting services	(50,000)	
Depreciation and amortization	5,186	4,181
Deferred income taxes	(16,800)	24,500
(Increase) decrease in operating assets:		
Deposits with clearing brokers	3,213	(1,905)
Receivable from clearing brokers	125	18,047
Other receivables	3,189	(86,773)
Securities owned	(43,315)	(68,989)
Prepaid expenses	(7,392)	(2,400)
Other assets		(608)
Increase (decrease) in operating liabilities:		
Commission rebates payable	(77,322)	90,643
Accounts payable	(19,604)	6,137
Accrued liabilities	5,908	(35,855)
Income taxes payable	(2,168)	(41,001)
Deferred lease liability	130,740	
Other liabilities	(29,339)	5,716
Net Cash Used In Operating Activities	(104,472)	(358,883)
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(4,398)	(13,039)
Collection on notes receivable	10,000	45,031
Purchases of fixed assets	(23,580)	(2,557)
Distributions from limited liability company	100,000	353,485
Net Cash Provided By Investing Activities	82,022	382,920
NET CHANGE IN CASH	(22,450)	24,037
CASH AT BEGINNING OF YEAR	55,474	31,437
CASH AT END OF YEAR	$ 33,024	$ 55,474

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Eastern Securities, Inc. (the "Company") was incorporated in the state of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies

Cash – Concentration of Credit Risk

Cash includes account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost, which approximates fair value.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and clearing costs from transactions associated with customer account balances.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, deferred lease liability, state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the December 31, 2004 financial statements have been reclassified to conform to current year financial statement presentation.

NOTE 2 - Other Investments

Other investments include the Company's investment in Luminus Capital, LLC (LLC), which is reported under the equity method at the fair market value of the underlying net assets. The Company is the managing member of LLC. At both December 31, 2005 and 2004, the Company held a 1.5% interest in LLC. The net loss for 2005 was approximately $8,000 and the net income for 2004 was approximately $42,000, and is included in investment gains on the statements of operations.

As the managing member of LLC, the Company receives a management fee and may receive a performance fee. The management fee was approximately $51,000 and $78,000 for 2005 and 2004, respectively, and is reported as an expense on LLC's financial statements. The performance fee was approximately $351,000 for 2004. The performance fee is a preferred allocation of members' capital to the managing member, and is based upon the net increase in the net asset value of LLC. The management fee and performance fee are included in other income on the statements of operations.

Up until June 30, 2003, the Company received the total management and performance fees gross, and paid the LLC fund manager their portion of these fees. Beginning July 1, 2003, the LLC began paying the fund manager directly and the Company's fees are net of the fund manager fee. However, the first quarter performance fee of 2004 was received gross. The Company paid the fund manager a share of the fee, which totaled approximately $130,900, and is included in other operating expenses on the 2004 statements of operations. All other fees were received net.

The financial position and results of operations of the Company's equity-based investment is summarized below:

	December 31,	
	2005 (Unaudited)	2004 (Unaudited)
Cash and cash equivalents	$ 2,288,000	$ 7,940,000
Due from broker/dealer	3,293,000	6,930,000
Marketable securities, at fair market value	5,035,000	7,424,000
	$10,616,000	$22,294,000
Investments - short	$ 3,445,000	$ 7,209,000
Other liabilities	550,000	787,000
Members' capital	6,621,000	14,298,000
	$10,616,000	$22,294,000

NOTE 2 – Other Investments (Continued)

	For the Year Ended December 31,	
	2005 (Unaudited)	2004 (Unaudited)
Income (loss)	($ 288,000)	$ 3,102,000
Expense	289,000	413,000
Net income (loss)	($ 577,000)	$ 2,689,000

The income (loss) above includes unrealized gains or losses on investments held.

NOTE 3 – Securities Owned

Securities owned consists of trading securities at market value, as follows:

	December 31,	
	2005	2004
Common stocks	$ 336,825	$ 243,750
Mutual funds	3,637	3,397
Warrants	16,800	16,800
	$ 357,262	$ 263,947

NOTE 4 – Fixed Assets

Fixed assets consists of the following:

	December 31,	
	2005	2004
Leasehold improvements	$ 38,325	$ 14,745
Computer equipment	39,846	39,846
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	12,031
	94,125	70,545
Less: accumulated depreciation and amortization	64,321	59,135
	$ 29,804	$ 11,410

NOTE 5 - Profit Sharing Plans

The Company maintains qualified defined contribution retirement plans covering substantially all of its employees. The plans provide for discretionary employer profit sharing contributions and employee elective deferrals. There were no contributions made for the year ended December 31, 2005, and the Company contributed $10,000 for the year ended December 31, 2004.

NOTE 6 - Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes consists of the following:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Current	$ 29,350	($ 25,459)
Deferred	(16,800)	24,500
	$ 12,550	($ 959)

Permanent differences totaled approximately $31,500 and $10,800 for the years ended December 31, 2005 and 2004, respectively.

The Company's deferred tax liability is as follows:

	December 31, 2005	December 31, 2004
Noncurrent deferred tax asset	$ 57,800	$ 19,900
Current deferred tax liability	(114,800)	(93,700)
Net deferred tax liability	($ 57,000)	($ 73,800)

At December 31, 2005 and 2004, the Company has a federal income tax refund receivable of approximately $26,200 for the 2004 net operating loss carryback which is included in other receivables on the statement of financial condition. The Company has a California net operating loss carryover of approximately $132,000, which expires through 2014.

NOTE 7 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in June 2012. In general, the office lease provides for payment of taxes, maintenance and insurance by the Company. The Company subleases a portion of its office space to various consulting customers on a month-to-month basis.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2006	$ 72,842
2007	77,840
2008	77,840
2009	77,840
2010	77,840
Thereafter	116,760
	$ 500,962

The lease provided for an allowance towards the cost of construction of improvements to the office space. The allowance received has been recorded as a deferred lease liability on the balance sheet and is being amortized over the life of the lease.

Rent expense, including all operating leases, common area services and costs, totaled approximately $118,900 and $122,900 for the years ended December 31, 2005 and 2004, respectively.

Sublease income for each of the years ending December 31, 2005 and 2004 totaled approximately $39,000 and $34,000, respectively, and is included in other income.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2005	2004
Net capital	$ 384,594	$ 225,377
Required net capital	100,000	100,000
Excess net capital	$ 284,594	$ 125,377
Aggregate indebtedness to capital	.50 to 1	.96 to 1

NOTE 9 – Related-Party Transactions

During 2005 and 2004, the Company loaned funds to the stockholder. The loan is due on demand and is unsecured, with interest at 5%. The balance of approximately $80,100 and $117,900 at December 31, 2005 and 2004, respectively, is listed as notes receivable on the statements of financial condition. Interest income approximated $4,400 and $7,000 during 2005 and 2004, respectively.

NOTE 10 – Restricted Stock and Stock Warrants

During the year ended December 31, 2005, the Company received restricted common stock in lieu of cash for consulting services rendered. The stocks are unregistered and may not be sold or transferred under the terms of issuance. The stocks were recorded at $50,000, which was the agreed upon value of the service, and will be carried at this value until the restriction expires in June 2006. As of December 31, 2005, the fair market value of the stock was approximately $408,000.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 10 - Restricted Stock on Stock Warrants (Continued)

In connection with providing consulting services, the Company has received stock warrants which allow the Company to purchase 207,997 shares of common stock of American Dairy, Inc. (ADIY). These warrants have various expiration dates beginning August 28, 2006 through September 15, 2009 and exercise prices that range from $1.75 to $6.00. The stocks are unregistered and are subject to restrictions of certain rights and transferability. The Company has not assigned a value to these warrants, as in management's opinion, they do not have a readily determinable value.

NOTE 11 - Supplemental Disclosures of Cash Flow Information

	December 31,	
	2005	2004
Cash paid during the year for:		
Interest paid	$ 1,173	$ 458
Income taxes paid	$ 141,296	$ 58,611
Noncash investing activities during the year for:		
Reduction of commission rebates payable and notes receivable	$ 32,148	
Securities received for consulting services	$ 50,000	

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2005

CREDITS	
Stockholder's equity per Company's unaudited X-17A-5 Part IIA filing	$ 809,004
Net audit adjustments	(17,082)
Stockholder's equity	791,922
ADD	
Other allowable credits - deferred income taxes payable	57,000
Stockholder's equity and allowable credits	848,922
DEBITS	
Nonallowable assets:	
Other investments	105,009
Receivables from non-customers	187,869
Securities not readily marketable	66,800
Fixed assets	29,804
Prepaid expenses	20,355
Other assets	9,576
	419,413
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	429,509
HAIRCUT ON SECURITIES	
Trading securities - corporate stock	43,569
Money market - mutual fund	1,346
	44,915
NET CAPITAL	384,594
MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $193,126	100,000
Excess net capital	$ 284,594
Excess net capital at 1000%	$ 365,281
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.50
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 478,404
Net audit adjustments	(93,810)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 384,594
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 119,390
Net audit adjustments	73,736
AGGREGATE INDEBTEDNESS	$ 193,126

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2005

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2005. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii) as of December 31, 2005. The Company is a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Section.240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
American Eastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
March 15, 2006